                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) AND (c)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                            (Amendment No. ________)


                          Excel Switching Corporation
                     -------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                     -------------------------------------
                         (Title of Class of Securities)

                                   30067V108
                           -------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 30067V108                   13G                PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert P. Madonna
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          23,051,560 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             4,191,840 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          23,051,560 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,191,840 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      27,243,400 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      83.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 pages
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-----------------------                                  ---------------------
  CUSIP NO. 30067V108                   13G                PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Madonna Family Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             4,191,840 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          0 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,191,840 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

      4,191,840 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      12.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 8 pages
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Item 1(a).  Name of Issuer:  Excel Switching Corporation (the "Company")
            --------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
            ------------------------------------------------
                           255 Independence Drive
                             Hyannis, MA 02601


Item 2(a)                             Item 2(b)                  Item 2(c)
---------                             ---------                  ---------

                                                            Citizenship or Place
Name of Person Filing                 Address               of Organization
 --------------------                 -------               --------------------


Robert P. Madonna, Individually and   255 Independence Drive       United States
 as General Partner of The Madonna    Hyannis, MA 02601
 Family Limited Partnership

The Madonna Family Limited             208 Carlson Lane            Massachusetts
 Partnership (the "Partnership")       West Barnstable, MA 02668



Item 2(d).  Title of Class of Securities: Common Stock, $.01 par value per
            ----------------------------
            share (the "Common Stock").

Item 2(e).  CUSIP Number:  30067V108
            ------------

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or
            ---------------------------------------------------------
            13d-2(b), check whether the person filing is a:
            ----------------------------------------------


            (a)  [  ]  Broker or Dealer registered under Section 15 of the
                       Securities Exchange Act of 1934 (the "Act").
            (b)  [  ]  Bank as defined in Section 3(a)(6) of the Act.
            (c)  [  ]  Insurance Company as defined in Section 3(a)(19) of the
                       Act.
            (d)  [  ]  Investment Company registered under Section 8 of the
                       Investment Company Act of 1940.
            (e)  [  ]  Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940.
            (f)  [  ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1
                       (b)(1)(ii)(F) of the Act.
            (g)  [  ]  Parent Holding Company, in accordance with Rule 13d-1(b)
                       (ii)(G) of the Act.
            (h)  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the
                       Act.

                               Page 4 of 8 pages
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     Not applicable.

Item 4.        Ownership.
               ---------

     (a)   Amount Beneficially Owned:

     As of December 31, 1997, each of the following is the holder of record of the number of shares of Common Stock set forth next to his or its name.

     Robert P. Madonna                              23,051,560 shares
     The Madonna Family Limited Partnership          4,191,840 shares

     In addition, in his capacity as General Partner of the Partnership, Mr. Madonna may be deemed to own beneficially an aggregate of 4,191,840 shares held by the Partnership.

     (b)   Percent of Class:

     Robert P. Madonna                          83.6%
     The Madonna Family Limited Partnership     12.9%


     (c)   Number of shares as to which such person has:

     (i)   sole power to vote or direct the vote:

     Robert P. Madonna                              23,051,560 shares
     The Madonna Family Limited Partnership                  0 shares

     (ii)  shared power to vote or to direct the vote:

     Robert P. Madonna                               4,191,840 shares
     The Madonna Family Limited Partnership          4,191,840 shares

     (iii) sole power to dispose or to direct the disposition of:

     Robert P. Madonna        23,051,560 shares
     The Madonna Family Limited Partnership                  0 shares

     (iv)  shared power to dispose or to direct the disposition of:

     Robert P. Madonna                               4,191,840 shares
     The Madonna Family Limited Partnership          4,191,840 shares

                               Page 5 of 8 pages

     Each of Mr. Madonna and the Partnership expressly disclaims beneficial ownership of any shares of Common Stock of the Company, except any shares held directly of record or any shares in which they have an actual pecuniary interest.

Item 5.    Ownership of Five Percent or Less of a Class.
           --------------------------------------------

     Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
           ---------------------------------------------------------------

     Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired
           ------------------------------------------------------------------
           the Security Being Reported on by the Parent Holding Company.
           ------------------------------------------------------------

     Not applicable.

Item 8.    Identification and Classification of Members of the Group.
           ---------------------------------------------------------

     Mr. Madonna and the Partnership expressly disclaim membership in a "group" as defined in Rule 13d - 1(b)(1)(ii)(H).

Item 9.    Notice of Dissolution of Group.
           ------------------------------

     Not applicable.

Item 10.   Certification.
           -------------

     Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

     Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the filing persons pursuant to Rule 13-1(f) under Section 13(d) of the Act.

                               Page 6 of 8 pages
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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1998


/s/ Robert P. Madonna
-----------------------------
Robert P. Madonna


THE MADONNA FAMILY LIMITED PARTNERSHIP


By: /s/ Robert P. Madonna
    --------------------------
    Robert P. Madonna
    General Partner

                               Page 7 of 8 pages